Contact

www.linkedin.com/in/gallancy
(LinkedIn)

Certifications

CFA Charterholder

Daniel H. Gallancy

Chief Executive Officer at Atakama
New York, New York, United States

Summary

I am the CEO of Atakama. We are the pioneer in multifactor encryption, enabling unrivaled data protection through distributed cryptographic key management.

Organizations rely on Atakama to protect their most sensitive data, even when identity or rules-based access controls fail. Atakama removes the conventional trade-off between data security and accessibility to protect data, simplify the user experience, and visualize data usage and security trends.

We're a VC-backed company located in New York City.

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Experience

Atakama
Chief Executive Officer
2018 - Present (4 years)
Greater New York City Area

M-of-N cryptosystem. Using specialized cryptographic techniques to strengthen privacy, but with a UX for normal people. No passwords or shared secrets.

SolidX Management LLC
Chief Executive Officer
2014 - 2019 (5 years)
Greater New York City Area

Bitcoin meets traditional financial services

BeaconLight Capital
Investment Professional
2009 - March 2013 (4 years)
New York

Global equities: semiconductors, semiconductor capital equipment, IT hardware, software, telecommunications, industrials

Alson Capital
Investment Professional
2006 - 2009 (3 years)
New York

US equities: tech, industrials, energy

EisnerAmper
Associate
2003 - 2004 (1 year)
New York, United States

Infosec, tech efficiency

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Education

University of Pennsylvania
BA, BSE, Physics, Electrical Engineering · (1997 - 2001)

Columbia Business School
MBA · (2004 - 2006)

Stuyvesant High School
 · (1993 - 1997)